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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          SCIVANTA MEDICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   809120 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   David R. LaVance, 215 Morris Avenue, Spring Lake, NJ 07762, (732) 282-1055
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                July 31, 2003 (1)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D

CUSIP No.  809120 10 8                                         Page 2 of 9 Pages
---------- ---------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David R. LaVance
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (See Instructions)

           00
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

           N/A
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------------------------- -------- ------------------------------------------
                             7        SOLE VOTING POWER
                                      3,674,562  (2)
      NUMBER                 -------- ------------------------------------------
    OF SHARES                8        SHARED VOTING POWER
   BENEFICIALLY                       200,000  (3)
  OWNED BY EACH              -------- ------------------------------------------
    REPORTING                9        SOLE DISPOSITIVE POWER
   PERSON WITH                        3,674,562  (2)
                             -------- ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      200,000  (3)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,185,500   (4)
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                                [ ]
           N/A
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.18%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)
           IN
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

Item 1.       Security and Issuer

         This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Scivanta Medical Corporation, a Nevada corporation (the "Company").

         The principal executive offices of the Company are located at 215 Morris Avenue, Spring Lake, New Jersey 07762.

Item 2.       Identity and Background

            (a)   Name:

                  David R. LaVance

            (b)   Residence or business address:

                  215 Morris Avenue, Spring Lake, New Jersey 07762.

            (c) Mr. LaVance is a principal and President of Century Capital Associates, LLC ("Century Capital"). Mr. LaVance also serves as the Company's President and Chief Executive Officer and is the Chairman of the Company's Board of Directors.

            (d) During the past five years, Mr. LaVance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, Mr. LaVance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or him being found to be in violation with respect to any such laws.

            (f)   Citizenship:

                  United States

Item 3. Source and Amount of Funds or Other Consideration

         Mr. LaVance is the beneficial owner of 4,185,500 shares of Common Stock of the Company, which includes 123,000 shares of Common Stock currently available for purchase or available for purchase within sixty days of July 19, 2007 under a non-qualified stock option issued to Mr. LaVance on February 5, 2007 by the Company, and 200,000 shares of Common Stock currently available for purchase under the warrant issued on May 14, 2004 to Century Capital. Mr. LaVance disclaims beneficial ownership of the shares of Common Stock underlying the Century Capital warrant except to the extent of his ownership interest in Century Capital. This amount also includes 310,938 shares of Common Stock held by the LaVance Trust for Children, a trust established for the benefit of Mr. LaVance's children. Mr. LaVance disclaims beneficial ownership of the shares held by the LaVance Trust for Children.

Warrant Dated February 1, 2003

         On February 1, 2003, a warrant to purchase 1,500,000 shares of Common Stock of the Company was issued to Century Capital. Mr. LaVance and Thomas S. Gifford are the only principals and officers of Century Capital. For a discussion of the relationship between Century Capital and the Company, see Item 4 below. The warrant had a ten year term and was exercisable at an original underlying purchase price of $1.34 per share until February 1, 2013. The per share purchase price was subject to certain pricing adjustments which included an adjustment if the average closing price of the Company's Common Stock over a period of thirty days was less than the then existing underlying purchase price. A total of 375,000 shares of Common Stock underlying the warrant vested immediately upon issuance with another 46,875 shares vesting on and after the last day of each month commencing February 28, 2003 and ending January 31, 2005.

         The underlying purchase price adjusted to $0.02 per share as of November 1, 2004 when Century Capital exercised its right to purchase 421,876 shares of the Company's Common Stock underlying the warrant. The $8,438 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment. On February 25, 2005, Century Capital exercised its right to purchase 140,624 shares of the Company's Common Stock underlying the warrant at $0.02 per share. The $2,812 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment. As of January 31, 2005, all of the shares of Common Stock underlying the warrant had vested and as of February 25, 2005, all 1,500,000 shares underlying the warrant had been purchased.

         The shares of Common Stock issued by the Company as a result of the aforementioned warrant exercises were issued directly to Mr. LaVance and Mr. Gifford, respectively, in proportion to their ownership interest (50%-50%) in Century Capital. As a result, Mr. LaVance was issued an aggregate of 750,000 shares.

Warrant Dated May 14, 2004

         On May 14, 2004, the Company issued Century Capital a ten year, non-cancelable warrant to purchase 700,000 shares of the Company's Common Stock at a purchase price of $0.04 per share. 100,000 shares of the Company's Common Stock underlying the warrant became available for purchase as of May 14, 2004. The remaining shares underlying the warrant became available upon the achievement of specific milestones.

         On November 1, 2004, Century Capital exercised its right to purchase 200,000 shares of the Company's Common Stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on May 14, 2004, the issuance date of the warrant, and the other 100,000 shares became available for purchase during the fiscal year ended October 31, 2004 as a result of the Company's receipt of $500,000 of cumulative proceeds from the litigation against certain former officers, directors and others which occurred in 2004. The $8,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment.

         On November 13, 2006, Century Capital exercised its right to purchase 300,000 shares of the Company's Common Stock underlying the warrant. Of the shares purchased, 100,000 shares became available for purchase on November 24, 2005, the date the Company filed its annual report on Form 10-KSB for the fiscal year ended October 31, 2002. In addition, 100,000 shares became eligible for purchase on May 27, 2006, the date the Company filed its quarterly reports on Form 10-QSB for the quarters ended January 31, 2003, April 30, 2003 and July 31, 2003 and the other 100,000 shares became available for purchase on November 10, 2006, the date the Company acquired the exclusive world-wide rights to develop, make and sell the Hickey Cardiac Monitoring System. The $12,000 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment. As of the date of this Schedule 13D, 200,000 shares underlying the warrant remain available for purchase.

         The shares of Common Stock issued by the Company as a result of the aforementioned warrant exercises were issued directly to Mr. LaVance and Mr. Gifford, respectively, in proportion to their ownership interest (50%-50%) in Century Capital. As a result, Mr. LaVance was issued an aggregate of 250,000 shares.

Warrant Dated February 25, 2005

          On February 25, 2005, a warrant to purchase 500,000 shares of Common Stock of the Company was issued to Century Capital. The warrant had a ten year term and was exercisable at $0.03 per share until February 25, 2015. The warrant vested as follows: (a) 250,000 of the shares of the Company's Common Stock underlying the warrant became available for purchase as of February 25, 2005;
(b) an additional 20,833 of the shares underlying the warrant became available for purchase on the last day of each month commencing February 28, 2005 and ending December 31, 2005; and (c) 20,837 of the shares underlying the warrant became available for purchase on January 31, 2006.

          On February 25, 2005, Century Capital exercised its right to purchase 250,000 shares of the Company's Common Stock underlying the warrant. The $7,500 due to the Company from Century Capital as a result of this exercise was offset by the Company against amounts due and owing to Century Capital related to deferred monthly consulting fees.

          On both May 20, 2005 and August 25, 2005, Century Capital exercised its right and purchased 62,500 shares of the Company's Common Stock (125,000 shares in total). The $3,750 due to the Company from Century Capital as a result of these exercises was offset by the Company against deferred monthly consulting fees due to Century Capital.

         On November 13, 2006, Century Capital exercised its right to purchase 125,000 shares of the Company's Common Stock underlying the warrant. The $3,750 due to the Company from Century Capital as a result of this exercise was offset by the Company against monthly consulting fees due and owing to Century Capital that had been deferred for payment. As of November 13, 2006, all 500,000 shares underlying the warrant had been purchased.

         The shares of Common Stock issued by the Company as a result of the aforementioned warrant exercises were issued directly to Mr. LaVance and Mr. Gifford, respectively, in proportion to their ownership interest (50%-50%) in Century Capital. As a result, Mr. LaVance was issued an aggregate of 250,000 shares.

Issuances of Common Stock

         On May 14, 2004, the Company issued 1,875,000 shares of Common Stock to the principals and officers of Century Capital, Mr. LaVance and Mr. Gifford (937,500 shares of Common Stock to each), related to the annual bonus due to Century Capital for the one year period commencing February 1, 2003 and ending January 31, 2004.

         On February 25, 2005, the Company issued 500,000 shares of Common Stock to Mr. LaVance and Mr. Gifford (250,000 shares of Common Stock to each) in lieu of the $50,000 bonus deferred by Century Capital for the period commencing February 1, 2003 and ending January 31, 2004. In addition, on February 25, 2005, the Company issued 600,000 shares of Common Stock to Mr. LaVance and Mr. Gifford (300,000 shares of Common Stock to each) in lieu of $60,000 of monthly consulting fees due to Century Capital that had been deferred by Century Capital.

         On August 25, 2005, the Company issued 1,000,000 shares of Common Stock to Mr. LaVance and Mr. Gifford (500,000 shares of Common Stock to each) in lieu of $50,000 of monthly consulting fees that had been deferred by Century Capital.

         On February 5, 2007, the Company issued 1,250,000 shares of Common Stock to Mr. LaVance and Mr. Gifford (625,000 shares of Common Stock to each) in lieu of $250,000 of monthly consulting fees due to Century Capital that had been deferred by Century Capital.

Item 4.       Purposes of Transaction

         David R. LaVance, the Company's Chairman, President and Chief Executive Officer, along with Thomas S. Gifford, the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary, are principals and officers of Century Capital. Century Capital and the Company originally entered into a Consulting Services Agreement, effective as of February 1, 2003, pursuant to which Mr. LaVance and Mr. Gifford provided services to the Company as executive management, and the Company was obligated to pay consulting fees and other remuneration to Century Capital for such services. Effective February 1, 2005, the original Consulting Services Agreement entered into between the Company and Century Capital was replaced by an amended and restated Consulting Services Agreement. Effective February 1, 2007, the amended and restated Consulting Services Agreement terminated, and Messers. LaVance and Gifford became employees of the Company. As of the date of this Schedule 13D, Mr. LaVance continues to serve as the Company's President and Chief Executive Officer, and Mr. Gifford continues to serve as the Company's Executive Vice President, Chief Financial Officer, Treasurer and Secretary.

         At the election of Century Capital, certain amounts due to Century Capital pursuant to the Consulting Services Agreements have been satisfied by the Company through the issuances of shares of Common Stock and warrants to purchase shares of Common Stock, as described in Item 3 above.

         As of the date of this Schedule 13D, except in his capacity as an executive officer and director of the Company, as may be applicable, Mr. LaVance has not formulated any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.

Item 5.       Interest in Securities of the Issuer

      (a) As of the date of this Schedule 13D, the aggregate number of shares of Common Stock beneficially owned by Mr. LaVance is 4,185,500 shares or approximately 16.18% of the class of securities identified in Item 1 based on 25,540,444 shares of Common Stock outstanding as of July 19, 2007.

      (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as it relates to Mr. LaVance, is set forth in the forepart of this Schedule 13D, including the accompanying footnotes, and such information is incorporated herein by reference.

      (c) Except as described above, Mr. LaVance has not made any transactions in the class of securities reported herein during the past sixty days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7.       Material to be Filed as Exhibits

         Not applicable.


--------------------------------------------------------------------------------

(1)   Except as otherwise specified herein, the information presented in this
      Schedule 13D is as of July 19, 2007.

(2) Includes 123,000 shares of Common Stock currently available for purchase or which are available for purchase within sixty days of July 19, 2007 under a non-qualified stock option issued to Mr. LaVance on February 5, 2007 by the Company.

(3) Shares are currently available for purchase under the warrant issued on May 14, 2004 to Century Capital. Pursuant to Rule 13d-4, Mr. LaVance disclaims beneficial ownership of the shares underlying the Century Capital warrant except to the extent of his ownership interest in Century Capital.

(4) Footnotes 2 and 3 are incorporated herein by reference. Also includes 310,938 shares of Common Stock held by the LaVance Trust for Children, a trust established for the benefit of Mr. LaVance's children. Thomas S. Gifford is the trustee for the LaVance Trust for Children. Pursuant to Rule 13d-4, Mr. LaVance disclaims beneficial ownership of the shares held by the LaVance Trust for Children.





                            [Signature Page Follows.]

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  July 19, 2007
                                         ---------------------------------
                                                       Date

                                               /s/ David R. LaVance
                                         ---------------------------------
                                                    Signature

                                                 David R. LaVance
                                         ---------------------------------
                                                    Name/Title